FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange
      Act of 1934, Section 17(a) of the Public Utility
     Holding Company Act of 1935 or Section 30(f) of the
               Investment Company Act of 1940


1.   Name and Address of Reporting Person

CAMELOT CORPORATION
(Last)             (First)             (Middle)

2415 Midway Road, Ste. 121
         (Street)

Carrollton           TX          75006
(City)             (State)       (Zip)

2.   Issuer Name and Ticker or Trading Symbol

WINCROFT, INC.  WINN

3.  IRS or Social Security Number of Reporting
     Person (Voluntary)

4.  Statement for Month/Year
      8/98

5.  If Amendment,Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

     _____Director       __x___10% Owner
     _____Officer (give  _____Other (specify
                   title              below)
                   below)

 Table 1 - New-Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned

1.  Title of Security  (Instr. 3)
Common Stock

2.   Transaction  Date (Month/Day/ Year)

     8/98

3.   Transaction  Code  (Instr. 8)


4.  Securities Acquired (A)  or Disposed of (D)  (Instr. 3,4
and 5)

     A

5.   Amount of Securities  Beneficially Owned at End of
  Month (Instr. 3 and 4)

     1,028,000 (D)


 6.  Ownership  Form: Direct (D) or Indirect (I)  (Instr. 4)

     1,028,000   (D)

7.  Nature  of Indirect Beneficial Ownership   (Instr. 4)
                See note

 Table II - Derivative Securities Acquired, Disposed of, or
                     Beneficially Owned
     (e.g., puts, calls, warrants, options, convertible
                         securities)


1.   Title of Derivative Security  (Instr. 3)


2.   Conversion or Exercise Price of Derivative Security


3.   Transaction Date (Month/ Day/ Year)

4.   Transaction Code  (Instr. 8)


5.   Number of Derivative Securities Acquired (A) or
  Disposed of (D)  (Instr. 3,4, and 5)


6.   Date Exercisable and Expiration Date (Month/Day/Year)


7.   Title and Amount of Underlying Securities (Instr. 3 and
  4)
   Title                  Amount or Number of Shares



8.   Price  of Derivative Security (Instr.5).


9.   Number of Derivative Securities Beneficially Owned at
  End  of  Month  (Instr. 4)

10.  Ownership Form of Derivative Security: Direct  (D) or
Indirect (I) (Instr. 4)


11.  Nature of Indirect Beneficial  Ownership  (Instr. 4)

             See note.
Explanation of Responses: 1,028,000 are owned directly by the Reporting Person.


BY:  CAMELOT CORPORATION

     /S/ DANIEL WETTREICH
     DANIEL WETTREICH, CEO